U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.    (English Translation) Corporate Governance Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 31, 2012	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

[Translation of Corporate Governance Report filed with the Tokyo Stock Exchange on August 22, 2012]

CORPORATE GOVERNANCE	Nomura Holdings, Inc.

Last updated: August 22, 2012

Nomura Holdings, Inc.

Koji Nagai, Group Chief Executive Officer

Contact: 81-3-5255-1000

Security Code: 8604 (Tokyo Stock Exchange)

http://www.nomuraholdings.com/investor/

Corporate Governance Information

I   Underlying Concept of Corporate Governance, Capital Structure, Corporate Attributes, and Other Fundamental Information

■ 1. Underlying Concept

Nomura Holdings Inc. (“the Company”) strives for transparency and speed in the management of its operations and while aiming to enhance the corporate value of the group in the medium to long term, the Company places the highest importance on strengthening and further enhancing its corporate governance system.

Among its endeavors, the Company has been proactively moving forward with reforms for establishing transparent management. When the Company adopted the holding company structure in October 2001, the Company appointed Outside Directors to strengthen oversight functions and established an Executive Management Committee on which Outside Directors also participated (currently the Internal Controls Committee) and established a compensation committee consisting of a majority of Outside Directors, as well as an Advisory Board of external experts. Also, in connection with its listing on the New York Stock Exchange (the “NYSE”) in December of the same year, the Company further enhanced its information disclosure system and has progressed with the building of a highly transparent management framework.

In June 2003, the Company adopted a committee-based corporate governance system, which separates management oversight functions from the day-to-day execution of business, and by putting into place the Nomination Committee, Audit Committee and Compensation Committee, each comprised of a majority of Outside Directors, strengthened oversight and transparency of its management. At the same time, to manage the Company’s consolidated operations with speed, the Board of Directors has delegated to the Executive Officers a wide scope of authority for business execution.

Further, in 2004, the Company adopted the “Code of Ethics of Nomura Group,” which outlines the Company’s policies on issues related to corporate governance and corporate social responsibility. All officers and employees of the Nomura Group should comply with the code in order to fulfill our responsibilities not only to the Company’s shareholders but also to all other stakeholders.

■ 2. Capital Structure

Shareholding Ratio by Foreign Investors	Over 30%

<Major Shareholders>

Name	Number of Shares	Percentage
Japan Trustee Services Bank, Ltd. (Trust Account)	187,713	4.91
The Master Trust Bank of Japan, Ltd. (Trust Account)	135,436	3.54
SSBT OD05 Omnibus Account - Treaty Clients	93,365	2.44
State Street Bank and Trust Company	50,926	1.33
The Chase Manhattan Bank, N.A. London S.L. Omnibus Account	47,713	1.25
Japan Trustee Services Bank, Ltd. (Trust Account 9)	37,090	0.97
Japan Trustee Services Bank, Ltd. (Trust Account 4)	34,577	0.90
State Street Bank - West Pension Fund Clients - Exempt	33,413	0.87
Japan Trustee Services Bank, Ltd. (Trust Account 1)	33,268	0.87
Nomura Group Employee’s Stock Ownership Association	33,115	0.87

Controlling shareholder other than parent company	None
Parent company	None

Supplementary Explanation

Information concerning major shareholders is as of March 31, 2012. Numbers of shares are in thousands.

■ 3. Corporate Attributes

Listed exchange and market section	Tokyo 1st section, Osaka 1st section, Nagoya 1st section
Fiscal year end	March
Industry	Securities and Commodity Futures
Number of employees (consolidated)	Over 1,000
Sales (consolidated)	Over 1 trillion yen
Consolidated subsidiaries	Over 300

■ 4. Approaches Regarding Measures to Protect Minority Shareholders in the Event of Transactions with the Controlling Shareholder

■ 5. Other Special Conditions with Potentially Significant Effects on Corporate Governance

Regarding the Company’s listed subsidiaries, the Company’s policy is to respect the independence of each entity’s management, and other than appropriate governance in proportion to its voting rights, the Company’s involvement is limited.

II  Organizations regarding Managerial Decision Making, Execution, Management and Status of Other Corporate Governance System

■ 1. Organizational structure and management

Organizational structure	Company with Committees

<Directors>

Number of seats on the Board of Directors pursuant to company’s Articles of Incorporation	20

Term of office of Directors pursuant to the company’s Articles of Incorporation	1 year

Chairman of meetings of the Board of Directors	Chairman of the Board of Directors (kaicho) (except when concurrently serving as president)

Number of Directors in office	11

<Outside Directors>

Number of Outside Directors in office	7
Number of Outside Directors qualifying as Independent Directors	7

Relationship with the Company (1)

Name	Attribution	Relationship with the company (*1)
		a	b	c	d	e	f	g	h	i
Masahiro Sakane	External				X	X			X
Haruo Tsuji	External				X	X			X
Tsuguoki Fujinuma	CPA				X				X
Clara Furse	External				X				X
Takao Kusakari	External				X	X			X
Toshinori Kanemoto	Attorney				X				X
Michael Lim Choo San	CPA				X				X

*1 Descriptors	for “relationship with the company”:

a	-	From the parent company;

b	-	From an affiliated company;

c	-	Major shareholder of the company;

d	-	Concurrently serves as an Outside Director or Outside Statutory Auditor of another company;

e	-	Serves as a an Executive Director or Executive Officer or the like of another company;

f	-	Spouse or relative within the third degree or their equivalent of an Executive Director and/or Executive Officer or the like of the company or a special related entity of the company;

g	-	Receives compensation, etc. as an Officer from the company’s parent company or a subsidiary of such parent company;

h	-	Has entered into a limitation of liability agreement with the company; or

i	-	Other

Relationship with the Company (2)

Name	*1	Supplementary description	Reason for appointment (if designated as an Independent Director, also including grounds for such designation)
Masahiro Sakane	☑	Mr. Sakane concurrently serves as Director and Chairman of Komatsu Ltd. and Outside Director of Tokyo Electron Limited and ASAHI GLASS Co., Ltd. etc.

<Reason for appointment as Outside Director>

Mr. Sakane has rich managerial experience as the Director and Chairman of Komatsu Ltd. His achievements and insights have been widely acknowledged both within and outside the Company. The Company believes that he will play an exemplary role as an Outside Director in determining important managerial matters and the oversight of the business execution.

<Reason for designation as Independent Director>

Mr. Sakane is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated and filed as an Independent Director.

Haruo Tsuji	☑	Mr. Tsuji concurrently serves as Corporate Advisor to Sharp Corporation, Outside Director of Kobayashi Pharmaceutical Co., Ltd. and SEIREN Co., Ltd. etc.

<Reason for appointment as Outside Director>

Mr. Tsuji has rich managerial experience and held a number of significant positions including the President of Sharp Corporation. His achievements and insights have been widely acknowledged both within and outside the Company. The Company believes that he will play an exemplary role as an Outside Director in determining important managerial matters and the oversight of the business execution.

<Reason for designation as Independent Director>

Mr. Tsuji is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated and filed as an Independent Director.

[1]	Independent director

Name	*1	Supplementary description	Reason for appointment (if designated as an Independent Director, also including grounds for such designation)
Tsuguoki Fujinuma	☑

Mr. Fujinuma concurrently serves as an Outside Statutory Auditor of Sumitomo Corporation, Outside Statutory Auditor of Takeda Pharmaceutical Company Limited, Outside Director of Tokyo Stock Exchange Group, Inc., Outside Director of Sumitomo Life Insurance Company, and Outside Statutory Auditor of Seven & i Holdings Co., Ltd. etc.

Although Mr. Fujinuma was, until June 2007, a partner of Ernst & Young ShinNihon LLC, the current Independent Auditor of the Company, he was never involved in an accounting audit of the Company. Further, following his departure from the firm, he has had no involvement whatsoever in the management or the financial policy of the firm.

The Company’s subsidiary, Nomura Securities Co., Ltd. is merely one of many trading participants in the Tokyo Stock Exchange Group, Inc. and the portion of The Company’s shareholding in the Tokyo Stock Exchange Group, Inc. as a trading participant is minimal; accordingly this does not compromise Mr. Fujinuma’s independence as an Outside Director.

<Reason for appointment as Outside Director>

Mr. Fujinuma has held a number of significant positions including the President of the International Federation of Accountants, the Chairman and President of the Japanese Institute of Certified Public Accountants and Trustee of the International Accounting Standards Committee Foundation, has extensive knowledge of international accounting standards, and has exhibited high professionalism as a financial expert under the Sarbanes-Oxley Act of 2002. The Company believes that he will play an exemplary role as an Outside Director in determining important managerial matters and the oversight of the business execution.

Although Mr. Fujinuma was, until June 2007, a partner of Ernst & Young ShinNihon LLC, the current Independent Auditor of the Company, he was never involved in an accounting audit of the Company. Further, following his departure from the firm, he has had no involvement whatsoever in the management or the financial policy of the firm.

<Reason for designation as Independent Director>

Mr. Fujinuma is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated and filed as an Independent Director.

Clara Furse	☑

Dame Clara concurrently serves as a Non-Executive Director of Legal & General Group plc, Non-Executive Director of Nomura International plc, Non-Executive Director of Nomura Europe Holdings plc and Non-Executive Director of Amadeus IT Holding SA. etc.

Although the Company has paid note issuance related fees to the London Stock Exchange, where Dame Clara was the representative until 2009, such payments were ordinary transactions and does not compromise her degree of independence as an Outside Director of the Company.

<Reason for appointment as Outside Director>

Dame Clara has held a number of significant positions including the Chief Executive of the London Stock Exchange Group, and has rich experience in the financial business. She was made a Dame Commander of the British Empire (the female equivalent of a Knight) and her achievements and insights have been widely acknowledged both within and outside the Company. Applying her global and broad experience and independency, the Company believes that she will play an exemplary role as an Outside Director in determining important managerial matters and the oversight of the business execution.

<Reason for designation as Independent Director>

Dame Clara is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence she is unlikely to have conflicts of interest with general investors, and has been designated and filed as an Independent Director.

Name	*1	Supplementary description	Reason for appointment (if designated as an Independent Director, also including grounds for such designation)
Takao Kusakari	☑	Mr. Kusakari concurrently serves as Corporate Advisor of NYK Line and an Outside Statutory Auditor of Nippon Steel Corporation etc.

<Reason for appointment as Outside Director>

Mr. Kusakari has held a number of significant positions including the Chairman of NYK Line, and has rich managerial experience. His achievements and insights have been widely acknowledged both within and outside the Company. The Company believes that he will play an exemplary role as an Outside Director in determining important managerial matters and the oversight of the business execution.

<Reason for designation as Independent Director>

Mr. Kusakari is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated and filed as an Independent Director.

Toshinori Kanemoto	☑	Mr. Kanemoto concurrently serves as an Outside Statutory Auditor of Kameda Seika Co., Ltd. etc.

<Reason for appointment as Outside Director>

Mr. Kanemoto has held a number of significant positions including the President of ICPO-INTERPOL and is currently active as an attorney with sophisticated expertise in his field. His achievements and insights have been widely acknowledged both within and outside the Company. The Company believes that he will play an exemplary role as an Outside Director in determining important managerial matters and the oversight of the business execution.

<Reason for designation as Independent Director>

Mr. Kanemoto is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated and filed as an Independent Director.

Name	*1	Supplementary description	Reason for appointment (if designated as an Independent Director, also including grounds for such designation)
Michael Lim Choo San	☑	Mr. Lim concurrently serves as Chairman of the Land Transport Authority of Singapore, Non-Executive Chairman of Nomura Singapore Ltd. etc.

<Reason for appointment as Outside Director>

Mr. Lim has held a number of significant positions including the Executive Chairman of PricewaterhouseCoopers, Singapore, and has extensive knowledge of international accounting standards. He has also served in a number of public service related roles in Singapore. His achievements and insights have been widely acknowledged both within and outside the company. The Company believes that he will play an exemplary role as an Outside Director in determining important managerial matters and the oversight of the business execution.

<Reason for designation as Independent Director>

Mr. Lim is not considered to be in any situations where the degree of independence required by the Exchanges would be called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated and filed as an Independent Director.

<Committees>

Composition of each committee and attributes of the committee chairman

	Number of members	Number of full-time members	Number of Inside Directors	Number of Outside Directors	Attributes of the committee chairman
Nomination Committee	3	0	1	2	Inside Director
Compensation Committee	3	0	1	2	Inside Director
Audit Committee	3	1	1	2	Outside Director

<Executive Officers>

Number of Executive Officers                                                         5

Concurrent positions

Name	Authority to represent company	Concurrently serving as a Director			Concurrent status as employee
			Member of Nomination Committee	Member of Compensation Committee
Koji Nagai	Yes	No	No	No	No
Atsushi Yoshikawa	Yes	No	No	No	No
Toshio Morita	No	No	No	No	No
Toshihiro Iwasaki	No	No	No	No	No
Junko Nakagawa	No	No	No	No	No

<Audit Structure>

Whether Audit Committee is assisted by Directors/employees                              Yes

Independence of Directors and employees from Executive Officers

Within its Committee System where management oversight functions separated from the day-to-day execution of business activities, the Company’s Board of Directors consists of 11 members (including 7 Outside Directors); Nobuyuki Koga, Haruo Tsuji, Tsuguoki Fujinuma, Masahiro Sakane, Dame Clara Furse, Takao Kusakari, Toshinori Kanemoto, Michael Lim Choo San, Masanori Itatani, Masanori Nishimatsu and David Benson. Nobuyuki Koga, who does not concurrently serve as an Executive Officer, acts as the chairman of the meetings of the Board of Directors. A full-time Director who does not concurrently serve as an Executive Officer, and who is well-versed in the Nomura Group’s business and in company affairs, is appointed as an “Audit Mission Director.” The Company has appointed Masanori Nishimatsu as such Audit Mission Director. In accordance with the instructions of the Audit Committee, the Audit Mission Director conducts operational supervision to support the Audit Committee, such as by attending important meetings and conducting daily interviews and field inspections. The Company also has established the Office of Audit Committee as a structure to support to the Audit Committee, which supports both the Audit Committee and the Audit Mission Directors, and handles administrative tasks for the Audit Committee. Employees of the Office of the Audit Committee are evaluated by a designated member of the Audit Committee (the “Audit Committee Designee”) and any recruitment or transfer of, or disciplinary action against such employees by the Company requires the consent of the Audit Committee Designee.

Cooperation between the Audit Committee members, Independent Auditor, and the Internal Audit Division

In order to ensure the effectiveness and suitability of internal controls, the Group Internal Audit Department and other similar audit sections placed in significant subsidiaries conduct internal audits of the Company and its subsidiaries. The status of internal audit implementation is reported to the Internal Controls Committee, which the members of the Audit Committee and the Audit Mission Director participates in, and matters discussed at the Internal Controls Committee meetings are reported to the Board of Directors. Results of individual internal audits are also reported regularly (monthly as a general rule) to the Audit Committee by the Group Internal Audit Department, either directly or through the Audit Mission Director. In addition, the Audit Committee members may make recommendations to the Executive Officers to modify, make supplementary audits or improvement plans, in relation to the annual internal audit plan, implementation status and its results.

The Company has appointed Ernst & Young ShinNihon LLC as its Independent Auditor. The Audit Committee approves the annual audit plan of the Independent Auditor, receives reports and explanations on accounting audits from the Independent Auditor at least once each quarter, exchanges information from time to time with the Independent Auditor to audit the appropriateness of the method and results of the Independent Auditor’s auditing, and examines financial documents. In addition, audit fees to be paid to the Independent Auditor are approved by the Audit Committee upon explanation from the CFO. Further, audit services rendered to the Company and its subsidiaries by the Independent Auditor and its affiliates, and the audit fees to be paid are subject to a procedure for deliberation and prior approval by the Audit Committee upon application by the CFO, pursuant to the U.S. Sarbanes Oxley Act of 2002 and the relevant rules of the U.S. Securities and Exchange Commission (SEC).

<Independent Directors>

Number of Independent Directors                                                         7

Matters relating to Independent Directors

The Company has designated all qualifying directors as Independent Directors.

<Incentives and Remuneration>

Implementation of Initiatives to offer Incentives to Directors and Executive Officers	Introduction of performance-linked remuneration system, introduction of stock option plans and others

Supplementary Explanation

Pursuant to the Compensation Policy (the details explained in “Remuneration of Directors and Executive Officers”) set by the Compensation Committee, the compensation of Directors and Executive Officers is composed of base salary, annual bonus and long-term incentive plans. Regarding annual bonus, depending on the level of bonus payment, a portion of payment of annual bonus may be deferred.

The Company’s deferred compensation plans are as follows:

1.	Core deferral plans

Stock Acquisition Right (“SAR”) Plan B or Notional Stock Unit (“NSU”) Plan (linked to the Company’s stock price. Designed to replicate the key features of the SAR Plan B, and allows equity-linked awards to be made in countries where SARs are less favorably treated from tax or other perspectives)

2.	Supplemental deferral plans

Collared Notional Stock Unit Plan (linked to the value of the Company’s stock price subject to a cap and a floor) or Notional Indexed Unit Plan (linked to a world stock index quoted by Morgan Stanley Capital International)

3.	Multi-Year Performance Deferral plan

Number of units to be granted upon achieving a certain performance target is notified to applicable candidates in advance. At the end of a 2 year performance period, number of units is adjusted, subject to a degree of achievement, and granted in the form of Plan B SARs or NSUs. In case of performance below certain levels, no SARs or NSUs will be granted.

Such deferred bonus may be unpaid or forfeited under specific circumstances.

Persons Eligible for Stock Options	Inside Directors, Executive Officers, employees, Directors/Executive Officers/ employees of subsidiaries

Supplementary Explanation

The Company has two types of SAR plans to maintain incentives for high levels of performance and to recruit talented staff. The exercise price for SAR Plan A is determined based on the market price when issued, and the exercise price of SAR Plan B is 1 yen per share.

<Remuneration of Directors and Executive Officers>

Disclosure of individual Director Remuneration	Disclosed in part
Disclosure of individual Executive Officer Remuneration	Disclosed in part

Supplementary Explanation

Information concerning compensation for Directors and Executive Officers is disclosed in the Yukashoken-hokokusho (“Annual Report”), Business Report, Form 20-F submitted to the SEC, Explanatory Document on the Status of Operation and Property and other documents – all of these documents can be accessed on the Company’s website. Individual compensation of certain Directors and Executive Officers is disclosed in the Annual Report in accordance with the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc.

Whether there are any policies for the calculation of remuneration	Yes

Amount of Remuneration or disclosure of the policy for the calculation of remuneration

The “Compensation Policy of Nomura Group” is as follows.

Nomura group is establishing its status firmly as a globally competitive financial services group. To support this, we recognize that our people are our most valuable asset. We have therefore developed our Compensation Policy to ensure we attract, retain, motivate and develop our key talent.

Our Compensation Policy is based around six key themes:

1.	Align with Nomura Values and Strategies

•	Compensation is designed to support delivery against the broader strategic aims of the Group.

•	Levels and structures of compensation reflect the needs of each business line and allow the Group to effectively compete for key talent in the market.

•	We develop our staff to support the Nomura values.

2.	Reflect Firm, Division and Individual Performance

•	“Pay for Performance” is our fundamental principle to motivate and reward our key talent regardless of personal background.

•

We manage compensation on a firm-wide basis, taking into account the performance of the Group and supporting our ethos of sustainable growth, collaboration and client service. This enables us to manage strategic investments and still operate market-competitive compensation practices.

•	An individual’s compensation is determined by properly reflecting the Group, division and individual performance, ensuring that it is aligned with both the business strategy and market considerations.

•	Individual compensation award decisions are underpinned by valid and rigorous performance management processes and supporting systems.

3.	Establish Appropriate Performance Measurement with a Focus on Risk

•	Compensation is not determined by reference solely to revenues. Risk-adjusted profits are being emphasized in Nomura’s management information and performance systems and processes.

•	In addition, qualitative factors such as cross-divisional collaboration, risk management, alignment with organizational values, and compliance are stressed when evaluating performance.

•	Performance measurement reflects the business needs, taking account of risk associated with each business. Such risk includes market, credit, operational, and liquidity risk among others.

•	In assessing and measuring risk for compensation, input and advice is received from the risk management and finance divisions.

4.	Align Employee and Shareholder Interests

•	Compensation of group executives and higher paid employees should reflect the achievement of targets which are in line with the creation of shareholder value.

•

For higher paid executives and employees, a part of their compensation is delivered in equity linked awards with appropriate vesting periods to ensure that their interests are closely aligned with those of shareholders.

5.	Appropriate Compensation Structures

•	The compensation structure reflects our desire to grow and develop our talent. It is merit based, reflecting performance and is regularly reviewed to ensure its fairness.

•	For higher paid executives and employees, a significant portion of compensation is deferred, balancing short-term interests with longer-term stewardship of the Group.

•	Deferred compensation should be subject to forfeiture or “clawback” in the event of a material restatement of earnings or other significant harm to the business of Nomura.

•

The percentage of deferral increases as an employee’s total compensation increases. A part of deferred compensation is delivered in mid/long-term incentive plans, such as equity linked awards with appropriate vesting periods.

•	Guarantees of bonus/compensation should be allowed only in limited circumstances such as new hiring or strategic business needs, and multi-year guarantees should not be used as a matter of course.

•	There should be no special or expensive retirement/severance guarantees for senior executives.

•	Nomura will respect all areas in which it operates and will seek to ensure pay structures reflect the needs of the organization as well as regulatory and government bodies.

6.	Ensure Robust Governance and Control Processes

•	This Policy and any change hereof must be approved by Nomura Holdings’ Compensation Committee, a majority of which consists of non-executive outside directors.

•	The Compensation Committee of Nomura Holdings decides individual amounts as well as compensation policy for Directors and Executive Officers of Nomura Holdings, in line with this Policy.

•

Globally, we institute a review and authorization policy for senior or high-level contracts ensuring consistency with this Policy. This is administered by Human Resources, involves Finance, Risk Management and Regional Compensation Committees and is reviewed by the Executive Managing Board.

•	Compensation for employees of risk management and compliance functions is determined independently of other business divisions.

•	The Compensation Committee uses market and specialist advisory groups to advise on appropriate compensation structures and levels as necessary.

<Support System for Outside Directors>

The Company has established the Office of Audit Committee as a structure to support the Audit Committee, and this body accordingly provides support to Outside Directors who are the members of the Audit Committee.

As a principle process for meetings of the Board of Directors, reference materials are provided and briefing sessions are arranged for the Outside Directors in advance.

■ 2. Matters Concerning Respective Decision-Making Functions for the Execution of Business, Audits, Supervision, Nominations, and Remuneration (Current Corporate Governance System)

Business Execution Process

As an entity adopting the Committee System, the Board of Directors has broadly delegated to the Executive Officers decision making authority for business execution functions to ensure that the Executive Officers can execute the Company’s business with speed. Important matters among those delegated to the Executive Officers by resolutions of the Board of Directors shall be deliberated and decided by specific management structures of the Company including the Executive Management Board, Group Integrated Risk Management Committee, and Internal Controls Committee. The roles and members of each management structure are outlined below.

1.	Executive Management Board

Chaired by the Group CEO, the Executive Management Board includes the Group COO, divisional CEOs (person(s) responsible for divisions executing businesses), and other person(s) designated by the Group CEO. The Executive Management Board is responsible for deliberating and making decisions related to important management issues for the Nomura Group, such as strategy, business plans, and budgets as well as the allocation of resources.

2.	Group Integrated Risk Management Committee

The Group Integrated Risk Management Committee is chaired by the Group CEO and includes the Group COO, divisional CEOs, the Chief Risk Officer (the “CRO”) and other person(s) designated by the Group CEO. Under the delegation by the Executive Management Board, the Group Integrated Risk Management Committee is responsible for deliberating and deciding on important risk management issues for the Nomura Group. A Global Risk Management Committee has been established under the Group Integrated Risk Management Committee to deliberate and decide on individual matters that are highly prioritized from the perspective of position-risk management. As to other efforts concerning risk management, taking into consideration international perspectives, the Company continues to build structures for the furtherance of appropriate management preparedness, such as a board on liquidity risk and a division dedicated to information gathering and analysis on risk management.

3.	Internal Controls Committee

The Internal Controls Committee is chaired by the Group CEO and is comprised of persons designated by the Group CEO, an Audit Committee member designated by the Audit Committee, and a Director designated by the Board of Directors. The Internal Controls Committee is responsible for deliberating and determining matters concerning the establishment and assessment of internal controls of the Nomura Group’s operations as well as promoting proper corporate behavior.

These management structures are to report to the Board of Directors at least once every three months on the status of their deliberations on the execution of important business matters delegated to them by the Board of Directors.

In order to further enhance our business execution framework in the face of increasing sophistication and specialization in the finance industry, the Company has created Senior Managing Directors (“SMDs”) who receive a delegation of authority from the Executive Officers so that each SMD is responsible for his/her individual business line and operations.

In addition to the above, an “Advisory Board” composed of prominent business experts has been set up as a consultative panel to the Executive Management Board for the purpose of making use of outside opinions in planning management strategies.

Three Committees

As an entity adopting Committee System, the Company has established the Nomination Committee, Audit Committee, and Compensation Committee, each comprised of a majority of Outside Directors. The roles and members of each Committee are outlined as follows:

1. Nomination Committee

This Committee is a statutory organization responsible for determining the details of proposals on the election and dismissal of Directors for submission to a meeting of shareholders. The three members of this Committee are elected by the Board of Directors. The Director candidates to be proposed is based on a standard for election agreed upon this Committee, which includes the candidate’s character, insights, management experience, expertise, and independence. The Committee consists of a Director not serving concurrently as an Executive Officer – Nobuyuki Koga; and two Outside Directors – Masahiro Sakane and Toshinori Kanemoto. The Committee is chaired by Nobuyuki Koga.

2. Audit Committee

This Committee is a statutory organization having powers to audit the execution of duties by the Directors and Executive Officers, to prepare audit reports, and to determine details of proposals regarding the election, dismissal, and non-reelection of the Independent Auditor for submission to a meeting of shareholders. The three members of the Committee are elected by the Board of Directors. The Committee consists of two Outside Directors, Haruo Tsuji and Tsuguoki Fujinuma; and a Director who is not concurrently serving as an Executive Officer, Masanori Itatani. The Committee is chaired by Haruo Tsuji. Further, all three individuals are also Independent Directors as stipulated by the Sarbanes-Oxley Act of 2002 (“SOX”) and Tsuguoki Fujinuma, a certified public accountant satisfies the requirements of a Financial Expert under SOX and has suitable expertise in the areas of finance and accounting.

3. Compensation Committee

This Committee is a statutory organization to determine policy with respect to the particulars of compensation to be paid to Directors, Executive Officers as well as the individual compensation for each of them. The three members of the Committee are elected by the Board of Directors. The Committee consists of a Director not serving concurrently as an Executive Officer – Nobuyuki Koga; and two Outside Directors –Masahiro Sakane and Toshinori Kanemoto. This Committee is chaired by Nobuyuki Koga.

Audit and Oversight

Given that the Company utilizes a committee-based system of corporate governance, the central role in business oversight is taken by the Board of Directors and the Audit Committee, the latter of which comprises a majority of Outside Directors. The chair of the Board of Directors is held by a Director not serving concurrently as an Executive Officer, allowing the Board to better oversee the business conducted by the Executive Officers. The Audit Committee is chaired by an Outside Director, making its independence from management even clearer. In addition, we have established an internal controls system based on a decision made by the Board of Directors, so as to ensure the effectiveness of audits. A full-time Director not serving concurrently as an Executive Officer and well-versed in the Nomura Group’s business and in company affairs is appointed as “Audit Mission Director”, and we have established an Office of Audit Committee with the sole duty of providing support to the Audit Committee.

We have established the Group Internal Audit Department, which is independent from business divisions and, along with internal audit departments established in significant subsidiaries and working under its direction, conducts internal audits of the Company and its subsidiaries, so as to ensure the effectiveness and suitability of internal controls. The Group Internal Audit Department acts under the direction of the Internal Controls Committee, and results of audits are reported not only to business lines, but also to the Audit Committee and the Audit Mission Directors.

We have appointed Ernst & Young ShinNihon LLC as an Independent Auditor.

■ 3. Reasons for Adopting the Current Corporate Governance System

The Company strives for transparency and speed in the management of its operations to enhance the corporate value of Nomura Group in the medium to long term. Under the Committee System, management oversight and business execution functions are clearly separated with authority for the execution of business functions broadly delegated by the Board of Directors to the Executive Officers allowing for speedy and efficient decision-making; and the three committees, the Nomination Committee, Audit Committee and Compensation Committee, each of which are comprised of a majority of Outside Directors have the function of enhancing management oversight and transparency. For these reasons, we have determined the Committee System to be the most suitable form of corporate governance for the Company. Further, as a corporation listed on the NYSE, the Company believes that, among various organizational structures applicable in Japan, an organizational structure based on this Committee System is most compatible with the corporate governance standards stipulated in the NYSE Listed Company Manual.

III  Implementation of Measures for Shareholders and Other Interested Parties

■ 1. Efforts for Active Meetings of Shareholders and Smooth Exercise of Voting Rights

Supplementary Explanation
a. Early notification for meetings of shareholders	The Company sends notices of convocation at least 3 weeks prior to the day of the shareholders meeting in order to allow sufficient time for our shareholders to consider proposed resolutions. (Notices for the 108th annual meeting of shareholders held on June 27, 2012 were sent on May 31, 2012.)

b. Scheduling meetings of shareholders to avoid peak days	The Company believes that for our shareholders to understand our management and our management personnel, meeting of shareholders are one of the important ways of communicating between our shareholders and our management. Accordingly, the Company endeavors to schedule meetings of shareholders so that many of our shareholders will be able to attend and participate in active discussions.

c. Exercise of voting rights by electronic means	Shareholders may exercise their voting rights electronically by accessing the website specified by the Company (http://www.evote.jp) using computer or cell-phone.

d. Participation in electronic voting platform and other efforts to improve environment for exercising voting rights by institutional investors	Custodian trust banks and other shareholders who are nominal owners may use the electronic voting platform for institutional investors operated by ICJ Inc., a joint venture company established by the Tokyo Stock Exchange, Inc. and others.

e. Providing notices of convocation in English	The Company strives to enhance convenience for shareholders, such as by preparing notices of convocation and its business reports in English and making it available on the Company’s website simultaneously with the Japanese documents.

f. Others	The Company utilizes video and slides to present our business reports at the meetings of shareholders so that it may be easily understood visually.

■ 2. Investor Relations (IR) Activities

	Supplementary Explanation	Presentation by the Representative
a. Establishing and announcing disclosure policy	Nomura Group provides investors with fair opportunities to access information about Nomura Group, based on “Nomura Group’s Statement of Global Corporate Policy Regarding Public Disclosure of Information,” which was established in accordance with our policies to prohibit disclosing material and nonpublic information in a selective forum, to enhance timely and fair disclosure to third parties, and based on the purpose of Regulation FD in the U.S.. Pursuant to the said policy, the Company has established the Disclosure Committee to deliberate and determine material matters related to disclosure of its information, including the operating rules for disclosure of material information regarding Nomura Group and preparing legal disclosure materials. The said policy is available on our website.

b. Regular briefings for individual investors	While the Company does not hold regular briefing for individual investors, starting with the closing of our books for the fiscal year ended March 2003, we hold regular briefing on financial results for institutional investors by way of conference calls, which is made available on the Company’s website for individual investors to listen. Further, disclosure materials including our business reports, annual reports and presentation materials used at those briefings for institutional investors are also available on our website.	No

c. Regular briefings for analysts and institutional investors	The Company holds regular briefings for analysts and institutional investors on our management policy and business strategy semi-annually in Japan. The Company also holds regular conference calls, after making announcements of the financial results for each quarter. Further, our management and staffs of Investors Relations Department visit institutional investors individually.	Yes

d. Regular briefings for overseas investors	The Company holds briefings by the management abroad, several times per year. The Company also holds regular conference calls for overseas investors, after making announcements of the financial results for each quarter. Furthermore, our management and staffs of Investors Relations Department visit institutional investors individually. Materials regarding our management policy and business strategy mentioned in the preceding item are also made available in English on our website.	Yes

e. Disclosing IR materials on the company website	Materials regarding financial information, annual reports, presentation materials used at various briefings and materials regarding corporate governance are disclosed on our website (http://www.nomuraholdings.com/investor/)	Yes

f. Department (person responsible) for IR	Department: Investors Relations Department

g. Others	In order to provide continuous IR services to our investors in Japan and abroad, the Company established Investors Relations Department in 1998 responsible for IR services, and have also assigned IR representatives in New York since 2000.

■ 3. Measures to Ensure Due Respect for Stakeholders’ Standpoint

Supplementary Explanation
a. Establishing internal regulations to ensure due respect for stakeholders’ standpoint	In March 2004, the Company established the “Code of Ethics of Nomura Group” applicable to all Nomura Group’s Officers and employees globally (the “Code”). The Code is based on the principles of the Company’s founder and sets forth matters related to corporate governance and corporate social responsibility that each Officer and employee of the Nomura Group should comply with, and training is conducted to achieve comprehensive awareness. The Company further obtains written oaths from Officers and employees to comply with the Code. The Code is available on our website. In addition, the Company established its Mission Statement in March 2007, which sets forth the importance of our commitment to enriching society and continue to keep the trust of our clients.

b. Environmental conservation initiatives and CSR activities	The Company established a department to be responsible for CSR, which drafts and deploys among the entire Nomura Group initiatives for operational policies that consider the environment and society, and takes initiatives to promote communications with our stakeholders globally. Regarding environmental issues, the Company has set forth its “Environmental Statement” and “Environmental Policy” and while aiming to minimize the group’s total impact on the environment, through its principal business of finance, the Company is engaging in initiatives which seek to resolve environmental issues. As a good corporate citizen, the Company is putting considerable effort into CSR activities including providing financial and economic education for all ages around the world, and other social and regional activities rooted in each region. The Company also tackles other social challenges through its principal business of finance.

c. Development of policies in relation to information disclosure to stakeholders	The Company endeavors to enhance disclosure contents, including legal disclosure materials, on our website.

IV  Matters Concerning Internal Control Systems

<Fundamental Policy of Internal Control Systems and the Status of its Establishment and Maintenance>

Nomura Group endeavors to ensure proper corporate behavior throughout the group by strengthening and expanding the internal control system with the objectives of securing transparency and efficiency in management, maintaining compliance with laws and regulations, conducting proper risk management, ensuring reliability of business and financial reporting, and promoting timely and appropriate information disclosure. The Board of Directors has passed a resolution to approve the following “Structures for Ensuring Appropriate Operation of Nomura Holdings, Inc.” with respect to the Company’s internal control system:

< Structures for Ensuring Appropriate Operation of Nomura Holdings, Inc.>

I. Matters to be Necessary for the Business Execution of the Audit Committee

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of business execution by Executive Officers by use of the Independent Auditor, other auditing firms and internal staff to ensure appropriate business conduct by the Nomura Group.

1. Directors and Employees to be Responsible for Supporting the Audit Committee

(1) Directors responsible for supporting the Audit Committee and their independence from Executive Officers

(a)	In order to support audit by the Audit Committee and effectively supervise the business execution by the Directors appointed by the Board of Directors and the Executive Officers, the Board of Directors shall appoint a Director, not currently assuming the position of Executive Officer, as “Audit Mission Director.”

(b)	Audit Mission Directors shall perform the duties as set out in Regulations of “the Audit Committee of Nomura Holdings, Inc.” in accordance with the instructions by the Audit Committee or a member of the Audit Committee designated by the Audit Committee.

(2) Employees responsible for supporting the Audit Committee and their independence from Executive Officers

(a)	In order to support the audit by the Audit Committee, the Company shall establish an Office of the Audit Committee including five or more employees, including a Managing Director.

(b)	The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of the Audit Committee. The Company shall obtain consent regarding the recruit, transfer or punishment of the employees of the Office of the Audit Committee from the Audit Committee or a member of the Audit Committee designated by the Audit Committee.

2. Structure of Reporting on Business Execution

(1)	Executive Officers shall report on the status of business execution not less frequently than quarterly. In this case, the Executive Officers may delegate such reports to other Executive Officers.

(2)	In the event that Directors, Executive Officers and Senior Managing Directors find any fact in the following items, they shall report immediately to any member of the Audit Committee or any Audit Mission Director. The Audit Mission Director shall report to any member of the Audit Committee immediately upon receiving such reports:

i)	any legal or financial problems that may have a material impact on the business or financial conditions of Nomura Group; and

ii)	any order from any regulatory authority or other facts that may cause Nomura Group to incur a material loss.

(3)	In the event that Executive Officers, Senior Managing Directors or employees are requested to report on business execution by a member of the Audit Committee designated by the Audit Committee or any Audit Mission Director, they shall immediately report on such matters.

3. Other Structures to Ensure the Effectiveness of the Audit by the Audit Committee

(1)	The Audit Committee shall audit matters other than those relating to accounting in financial reports, financial statements (including financial statements in Form 20-F submitted to the U.S. Securities and Exchange Commission) excluding the accounting section, and business reports (including their supplementary schedules) in accordance with laws and regulations and procedures established by the Audit Committee.

(2)	The Audit Committee shall receive the audit report from the Independent Auditor and other auditing firms that audited financial statements on matters relating to accounting in financial reports and financial statements (including disagreements between Executive Officers and such auditing firms regarding financial reporting) and determine whether the method and result of the audit are appropriate.

(3)	The Audit Committee may request Executive Officers, Senior Managing Directors, Independent Auditor or other auditing firms that audited financial statements to explain important issues that arose with regard to preparing financial reports, business reports and financial statements (including matters concerning election or application of material accounting policies and internal control over financial reporting).

(4)	The Audit Committee may engage attorneys, certified public accountants, consultants or other outside advisors as deemed necessary.

II. Structure for Ensuring Business Execution by Executive Officers in accordance with Laws, Regulations and Articles of Incorporation and others in relation to Maintaining Structure for Ensuring Appropriate Business

1. Structure for Ensuring Appropriate Business Execution by Executive Officers

(1)	Executive Officers promote lawful management in accordance with laws, regulations and Articles of Incorporation, swearing an oath to comply with Code of Ethics of Nomura Group.

(2)	Executive Officers shall strive to maintain compliance at each company within the Nomura Group. Executive Officers shall report to any member of the Audit Committee or any Audit Mission Director and to the Executive Management Board in the event that the Executive Officers find any material illegal activities or other important matters regarding compliance at a company within Nomura Group. Executive Management Board shall discuss such matters and, if necessary, based on the results of the discussion, recommend the Company to take appropriate measures.

2. Structure for Retention and Maintenance of Information regarding the Business Execution by Executive Officers

Executive Officers shall retain minutes, documents regarding request for managerial decisions, contracts, financial reports and other material documents (including their electronic records) and the relevant materials for not shorter than ten years and maintain the access to such documents if necessary.

3. Structure for Regulations and others regarding Management of Risk Loss

(1)	Executive Officers shall acknowledge the importance of classification, evaluation, monitoring and management of market risk, credit risk, event risk, liquidity risk, operational risk and legal risk relating to the execution of Nomura Group’s business and establish the structure for control and management of such risks at each company of Nomura Group.

(2)	Executive Officers shall report to the Group Integrated Risk Management Committee the status of risk management systems at each company within Nomura Group. Group Integrated Risk Management Committee shall analyze the enterprise risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management system for the business.

4. Structure for Ensuring the Effectiveness of Business Execution by Executive Officers

(1)	Executive Officers shall determine Nomura Group’s management strategy and business operation, and execute their business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)	The matters that are delegated to Executive Officers by the Board of Directors shall be determined by the following organizations or procedures:

(a)	Executive Management Board: Important matters concerning management strategy, allocation of capital resources and management of the Nomura Group;

(b)	Group Integrated Risk Management Committee: Important matters concerning enterprise risk management of Nomura Group

(c)	Global Risk Management Committee: Important matters concerning market and credit risk management of Nomura Group

(d)	Internal Controls Committee: Matters concerning internal control and procedures and promotion of proper corporate behavior within Nomura Group; or

(e)	Documents regarding requests for managerial decisions: Matters other than (a), (b), (c) and (d) above.

(3)	The Executive Management Board shall determine or revise the necessary allocation of capital resources based on the business plan and budget application of each division and regional area to ensure the effective management of Nomura Group.

5. Structure for Ensuring Business Execution by Employees in accordance with Laws, Regulations and Articles of Incorporation

(1)	Executive Officers shall disseminate Code of Ethics of Nomura Group to Senior Managing Directors and employees, and ensure their compliance with the Code.

(2)	Executive Officers shall determine the allocation of business duties of each Senior Managing Director and employee, clarify their responsibility and authority to establish structures for business execution responsibility.

(3)	In order to respond to matters regarding any questionable conduct with respect to social ethics or social justice, and in order to ensure business efforts are made by employees based on a law-abiding spirit and social common sense, the Company shall establish Compliance Officers in each company within Nomura Group, promoting business execution in accordance with laws and regulations.

6. Structure for Ensuring Appropriate Business in Nomura Group

(1) Audit System within Nomura Group

(a)	The Audit Committee shall audit the legality, adequacy and efficiency of the business of Nomura Group in coordination, as necessary, with the Audit Committee of its subsidiaries.

(b)	A member of the Audit Committee designated by the Audit Committee shall investigate the Company or its subsidiaries through, as necessary, himself/herself, other members of the Audit Committee or the Audit Mission Director.

(2) Internal Audit System

(a)	Executive Officers or Senior Managing Directors shall establish a department in charge of internal audit and implement an internal audit program that will help ensure effective and adequate internal control and procedures regarding the entire business of Nomura Group.

(b)	The Internal Controls Committee shall discuss or determine basic matters concerning internal control and procedures at each company within Nomura Group, the annual internal audit plan and the status of internal audit and its results.

(c)	Executive Officers or Senior Managing Directors shall report on the status of internal audit in Nomura Group and its results to the Internal Controls Committee not less frequently than quarterly.

(d)	Any member of the Audit Committee may recommend that Executive Officers or Senior Managing Directors (i) change the internal audit plan, (ii) implement additional audit procedures, (iii) establish an improvement plan regarding the annual internal audit plan, the status of internal audit and its results.

(3) Compliance Hotline

(a)	Executive Officers or Senior Managing Directors shall establish a “Compliance Hotline” as a tool that employees may use to report questionable conduct from the view point of compliance directly to the personnel appointed by the Board of Directors.

(b)	The Company shall permit anonymous submission from employees regarding accounting or auditing matters of questionable conduct from the viewpoint of compliance.

(c)	The Company shall have its consolidated private investees in the merchant banking business which establish whistle-blowing procedures. The foregoing may not be applied to a private investee that is deemed to have minor effect on Nomura Group in terms of its financial condition, reputation and corporate social responsibilities.

<Matters Concerning Establishment of System for Eliminating Anti-social Forces>

Nomura Group has stated in Code of Ethics, which was adopted for all Officers and employees globally to comply with, that we must reject all transactions with anti-social forces or groups, and our fundamental policy is to eradicate all ties with anti-social forces.

In accordance with this policy, the Company has established a control department to promote an organized response, which strictly monitors, gathers and maintains information concerning anti-social forces. While working with outside professional institutions such as legal counsel or police, we continue to make efforts to prevent anti-social forces’ involvement in our operations and to mitigate damages imposed by such forces.

The Company’s significant subsidiaries have taken a variety of initiatives such as adopting internal policies for the prevention of giving unlawful benefits, appointing managers responsible for preventing inappropriate demands from outside forces, and establishing internal manuals for employees on how to respond to anti-social forces. In order to eradicate ties with anti-social forces as a group, the Company is also taking initiatives such as conducting employee training and meetings to increase and spread employee awareness on this issue.

V  Others

■ 1. Whether Takeover Defense Strategies Have Been Adopted

No

Supplementary Explanation

As to fundamental policies regarding the Company’s position on a shareholder holding a quantity of shares sufficient to govern decisions on the Company’s management policies, the Company believes that the decision of whether to permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of the shareholders. Accordingly, the Company has not adopted any takeover defense strategies such as a prior issuance of new stock acquisition rights (a rights plan).

In the event of an attempt to take over the Company by parties not beneficial to business value and the common benefit of shareholders, a Corporate Value Enhancement Committee established within the Company shall examine and evaluate the takeover proposal, etc. and after consultation with a council composed of the Company’s Outside Directors, the Board of Directors shall conduct sufficient deliberations and render a conclusion which would be the best strategy for shareholders from the viewpoint of shareholders as to the value of the business and common benefit of the shareholders.

■ 2. Other Information on Corporate Governance System

An overview of the Company’s timely disclosure regime is provided as follows.

1. Fundamental Policy

Our fundamental policy is to adhere to relevant laws concerning timely disclosure such can be found in the Financial Instruments and Exchange Act and the rules of the relevant stock exchanges, in order to safeguard nonpublic information regarding Nomura Group as well as to foster appropriate, fair and timely disclosure of such information to persons and entities outside Nomura Group and keep the trust of Nomura Group’s clients, shareholders, investors and others.

2. Timely Disclosure Regime

Pursuant to above mentioned fundamental policy, the Company has adopted “Nomura Group’s Statement of Global Corporate Policy Regarding Public Disclosure of Information” (the “Disclosure Policy”) and takes measures to increase and spread employee awareness of the Disclosure Policy. In accordance with the Disclosure Policy, the Company has also established a Disclosure Committee. The Disclosure Committee, chaired by an officer responsible for Group Corporate Communications, is authorized to establish and maintain a structure for comprehensively and promptly gathering material information that needs to be disclosed, a structure for disclosing such information in a timely manner, and a structure for ensuring accuracy of contents of disclosure materials and fairness of the disclosure of materials.

The management of Nomura Group companies and the person in charge of each division and region are responsible for establishing necessary measures to ensure that material information subject to disclosure is properly reported to the Disclosure Committee with respect to each relevant entity, division or region.

Information reported to the Disclosure Committee will be disclosed in a timely manner, based on standards set forth in relevant laws and regulations, and through deliberations with relevant departments on whether such disclosure should be made.

Pursuant to the Regulation FD in the U.S., we prohibit disclosing material and non public information in a selective forum.

3. Monitoring of Timely Disclosure Regime

The internal audit division monitors the effectiveness of internal control over disclosure of information, and the result is reported to the Audit Committee.

Further, as a NYSE-listed corporation, the Company establishes internal controls and procedures for financial reporting and documents, tests and maintains those controls and procedures to ensure their effectiveness pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. The Company will continue to ensure proper corporate behavior throughout the group by strengthening and expanding corporate governance system.

<Administrative action against the Company’s subsidiary, Nomura Securities Co., Ltd. (“NSC”), and NSC’s responses>

In June 2012, in light of the findings identifying employees of NSC as the sources of inside information that supported certain recommendations issued by Japan’s Securities and Exchange Surveillance Commission, NSC established, following the recommendations of the investigation committee comprised of external attorneys, a series of improvement measures, including strengthening the management of corporate-related information, improving the personnel management system and ensuring business ethics. NSC is working across the entire firm to prevent similar incidents from occurring in the future.

In August 2012, NSC received a business improvement order from Japan’s Financial Services Agency (“FSA”) based on the findings whereby it was identified that NSC’s business operation had failed to take necessary and appropriate measures to prevent illegal trading with regard to the management of corporate-related information related to public offerings of new shares. NSC promptly submitted to the FSA a report on its business improvement measures, which was duly accepted by the FSA.

We sincerely apologize to our clients and all parties concerned for the trouble that has been caused. Going forward, we intend to prove worthy of the trust of the public and our clients by thoroughly implementing the improvement measures, to foster an environment whereby all officers and employees would conduct business with high standards of business ethics with an aim to contribute to the further growth of the financial and capital markets and to work towards regaining the trust of the public in the capital market.

Meeting of
Shareholders
Board of
Directors
Nomination Committee
3 Directors (with 2 Outside Directors)
Determines the particulars of proposals concerning the election and dismissal of Directors for submission to a meeting of shareholders.
Audit Committee
3 Directors (with 2 Outside Directors)
Audits the execution by the Directors and Executive Officers of their duties and prepare audit reports, determine the particulars of proposals concerning the election and dismissal of the independent auditors.
Compensation Committee
3 Directors (with 2 Outside Directors)
Determines the policy with respect to the particulars of the compensation for each Director and Executive Officer, and the particulars of the compensation for each individuals.
Management Organizations
Deliberates on and determines important management matters,
including management strategy for Nomura Group, business plans and budgets, capital allocation and others.
Deliberates on and determines important matters concerning
integrated risk management of Nomura Group
Deliberates on and determines matters concerning the
establishment and assessment of internal control of Nomura Group and promoting proper corporate behavior.
Group CEO
Executive Management
Board
Internal Controls
Committee
Group Integrated Risk
Management
Committee

Audit Committee Audit Committee
Audit Mission Director Audit Mission Director
Internal Controls Internal Controls
Committee Committee
Report
Internal Audit Internal Audit
Internal
Audit
Assists audit by member of Audit
Committee and Audit Mission Director
Handles administrative tasks for the
Audit Committee
Office of Audit Committee Office of Audit Committee
Approval
of Audit
Plan
Report
Report
Nomura Holdings and its subsidiaries
Management
Business Compliance
Risk
Management
Internal Controls System
Deliberates on and determines matters
concerning the maintenance and assessment
of internal control and promoting proper
corporate behavior.

Exchanges and Investors etc.
Announcement of Timely Disclosure Information

Board of
Directors
<Group Companies >
Management of Nomura Group
Companies and Regional CEOs
Executive
Management Board,
Divisional CEOs etc.
Disclosure Committee
Internal Audit
Division
Summary of Timely Disclosure Regime
Officer responsible for Group Communications
Each committee member
Group Corporate Communications Dept.
Preparing timely disclosure materials
and implements timely disclosure
Finance related departments
(Preparing financial materials,
briefing to third parties etc.)
Relevant departments regarding information for timely disclosure
(manages and controls information for timely disclosure)
Communication departments of each company
(reports timely disclosure information)
Relevant departments regarding information  for timely disclosure in each company (manages and controls information for timely disclosure)
Monitoring of Timely
Disclosure Regime
References and
reports
information for
timely disclosure
Delegated with authorities
regarding disclosure process of
Financial Highlights etc.
Delegated with authorities
regarding process of timely
disclosure
Reports information for
timely disclosure
References and reports
regarding timely
disclosure of information
<Nomura Holdings >